November 18, 2014

To: **Trustees of Amana Mutual Funds Trust and Saturna Investment Trust**

Re: **Proposed Fidelity Bond and D&O/E&O Annual Premium Allocations**

From: **Saturna Capital**

Annually at the December meeting the Trustees must review and vote to continue the Rule 17g-1 joint fidelity bond coverage. This memorandum discusses the ICI Mutual quote and proposed premium allocation amongst the insured parties.

The D&O/E&O limit was quoted at the existing $3 million with a deductible of $300,000. The quoted premium of $100,000 has not increased from last year. The allocation for the D&O/E&O policy is shown in Table 1 below. The table applies an approximate percentage discount to quoted premiums for individual policies of appropriate size for each entity. The individually quoted policy limits are $3 million for Amana, and $1 million each for Saturna Investment Trust and Saturna Capital, including its subsidiaries, Saturna Brokerage Services and Saturna Trust Company.

The fidelity bond's total requested coverage remains at $3.5 million. The total premium quoted is $18,526, slightly down from last year. The parties have historically allocated the fidelity bond premium according to the proportion of each insured's required coverage to the total bond. Although Saturna Investment Trust's coverage requirement under 17g-1 is currently $600,000[1], its coverage and allocation are being held at $750,000 in the anticipation of the launch of the Saturna Sustainable Funds. Rule 17g-1 coverage requirements for Amana at $3.5 to $4 billion AUM, Saturna Investment Trust at $250 to $500 million AUM, and the related premium allocation are shown in Table 2 below.

Although Amana is quoted $674 less than its allocated premium for an individual policy at its minimum required coverage of $2.3 million, Amana's individual quote at the higher coverage of $3.5 million is $4,826 more than its allocated premium.

Attached are letters from ICI Mutual discussing the individual D&O/E&O policy quote and confirming that the total premium for the bond and policy coverage allocated to each investment company is less than the premium such company would have to pay if it purchased a separate policy at the total coverage.

Table 1. D&O/E&O Policy Premium Allocation at $3,000,000

Insured	Individual Quote Coverage	Individual Quote	Joint Policy Discount (~19%)	Policy Premium
Amana Mutual Funds Trust	$3,000,000	$70,000	$13,548	$56,452
Saturna Investment Trust	$1,000,000	$22,500	$4,355	$18,145
Saturna Capital	$1,000,000	$31,500	$6,097	$25,403
		$124,000	$24,000	$100,000

Table 2. Fidelity Bond Premium Allocation at a Bond Limit of $3,500,000

Insured	Required Coverage[2]	Percentage of Total Bond	Allocated Bond Premium[3]	Individual Quote at Required Coverage	Individual Quote at Limit of $3,500,000
Amana Mutual Funds Trust	$2,300,000	66%	$12,174	$11,500	$17,000
Saturna Investment Trust	$750,000	21%	$3,970	$4,100	$16,000
Saturna Capital	$250,000	7%	$1,323	$2,100	$15,500
Saturna Brokerage	$200,000	6%	$1,059	$1,900	$15,000
	$3,500,000	100%	$18,526	$19,600	$63,500

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[1] Saturna Investment Trust is currently in the Rule 17g-1 AUM category of $150 to $250 million for determining minimums.

[2] For Saturna Investment Trust and Saturna Capital requested coverage levels exceed required minimums.

[3] Total due will differ from amount reflected as premiums do not include ICI Mutual dividend offsets and taxes.